OKLO INC.

3190 Coronado Dr.

Santa Clara, CA 95054

December 1, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Energy & Transportation

Attn: Cheryl Brown

Re:	Oklo Inc.

Registration Statement on Form S-3

Originally Filed October 30, 2025

File No. 333-291157

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oklo Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-3 to become effective on Thursday, December 4, 2025, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Company hereby authorizes Albert W. Vanderlaan of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Albert W. Vanderlaan of Orrick, Herrington & Sutcliffe LLP at (617) 880-2219.

Very truly yours,

OKLO INC.

By:	/s/ R. Craig Bealmear
Name:	R. Craig Bealmear
Title:	Chief Financial Officer

cc:	Albert W. Vanderlaan, Orrick, Herrington & Sutcliffe LLP